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[LOGO VIVENDI UNIVERSAL]




                      Vivendi Universal Press release: SEC



Paris, September 16, 2003 - Today the Security and Exchange Commission filed a lawsuit against Vivendi Universal (Paris Bourse: EX FP; NYSE: V) in Federal Court in New York City to prevent Vivendi Universal from making a payment to Mr. Messier, pursuant to the recent arbitration award.

The lawsuit was filed pursuant to Section 1103 of the Sarbanes-Oxley Act, which permits the SEC to freeze extraordinary payments to officers or directors during an SEC investigation.

Vivendi Universal has indicated that it would fully cooperate with the SEC.




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